February 26, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis, Branch Chief

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 1-12935
Dear Ms. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated January 29, 2008, our letter to you dated February 12, 2008, and our follow-up discussions with the Staff on February 21, 2008, and February 25, 2008. Based on those phone conversations with the Staff, we will change our method of accounting for certain tertiary injectant costs. Because the effect of this change is immaterial to the periods prior to January 1, 2008, such change in accounting will be made on a prospective basis beginning January 1, 2008 and we will not seek a preferability letter from our independent accountants.
     Following, as requested, is our revised accounting policy footnote relating to this matter, which we will include in our 2007 Form 10-K.
     Accounting for Tertiary Injection Costs
     Our tertiary operations are conducted in reservoirs that have already produced significant amounts of oil over many years; however, in accordance with the rules for recording proved reserves, we cannot recognize proved reserves associated with enhanced recovery techniques, such as CO2 injection, until there is a production response to the injected CO2 or, unless the field is analogous to an existing flood. Our costs associated with the CO2 we produce (or acquire) and inject are principally our costs of production, transportation and acquisition, or to pay royalties.
     Prior to January 1, 2008, we expensed currently all costs associated with injecting CO2 that we use in our tertiary recovery operations; even though some of these costs were incurred prior to any tertiary related oil production. Commencing January 1, 2008, we will begin capitalizing, as a development cost, injection costs in fields that are in their development stage, which means we have not yet seen incremental oil production due to the CO2 injections (i.e. a production response). These capitalized development costs will be included in our unevaluated property costs within our full cost pool if there are not already proved tertiary reserves on this field. After we see a production response to the CO2 injections (i.e. the production stage), injection costs will be expensed as incurred and any previously

Securities and Exchange Commission
February 26, 2008

deferred unevaluated development costs will become subject to depletion upon recognition of proved reserves. Based upon the current status of some of our tertiary floods, this change in accounting will cause us to capitalize certain costs that we historically expensed. Had the new method of accounting for tertiary injectant costs been used in periods prior to January 1, 2008, the effect on our financial statements would have been immaterial for all periods presented.
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     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark Allen
Mark Allen
Vice President and Chief Accounting Officer
cc: Mr. Kevin Stertzel